Exhibit 99.2



JANUS CAPITAL
Group

Fourth Quarter 2009 Earnings Presentation
January 28, 2010

Tim Armour
Interim Chief Executive Officer

Greg Frost
Chief Financial Officer

Gibson Smith
Co-Chief Investment Officer

C-110-139 4-15-10

4Q 2009 and full-year 2009 results

- 4Q 2009 EPS from continuing operations of $0.20, up from $0.05 in 3Q 2009, resulting in full-year 2009 EPS from continuing operations of $(4.55), down from $0.86 in 2008

  - 3Q 2009 EPS included a net $0.10 per share charge; while full-year 2009 EPS included a net $5.03 per share charge, primarily driven by 1Q 2009 goodwill and intangible impairments [1]

- Breakeven total company long-term net flows for 4Q 2009 versus $(0.6) billion in 3Q 2009, and full-year 2009 total company long-term net flows of $0.9 billion versus $(0.6) billion in 2008

  - 4Q 2009 net flows totaled $1.5 billion for Janus, $(2.4) billion for INTECH and $0.9 billion for Perkins

- Assets Under Management ("AUM") at December 31, 2009 of $159.7 billion up 5% versus September 30, 2009 and up 29% compared to December 31, 2008

- 75%, 88% and 86% of complex-wide mutual funds are in the top 2 Lipper quartiles on a 1-, 3- and 5-year total return basis, respectively, as of December 31, 2009 [2]

Notes:
(1) 3Q 2009 charge of $0.10 per share was the result of previously disclosed legal settlements and severance associated with the former CEO, partially offset by the realized gain following the completion of the debt tender. FY 2009 charge of $5.03 per share was the result of previously disclosed 1Q 2009 goodwill and intangible impairments and legal settlements, in addition to the 3Q 2009 charge.
(2) Performance reported as of 12/31/2009. Data presented reflects past performance, which is no guarantee of future results. Relative performance analysis is based on ratings and rankings for the share class with the longest performance history; Class J, S or I Shares in the Janus retail fund ("JIF") trust and the Institutional Shares in the Janus Aspen Series ("JAS"). See p. 11 and 25-27 for complete Lipper rankings and Morningstar ratings.

2009 key accomplishments

- Delivered strong long-term relative investment performance across Janus, Perkins and INTECH

- Gained market share in the equity and fixed income markets through positive long-term net flow generation at Janus and Perkins

  - Janus equity and Perkins value funds posted a combined organic growth rate of 5% in 2009 compared to 2% organic growth for the equity industry [1]

  - Janus fixed income funds posted an organic growth rate of 88% in 2009 compared to 25% organic growth for the fixed income industry [2]

- Completed merger of JIF and JAD mutual fund trusts

  - Transaction increases availability of products to a broader group of intermediary investors and further simplifies product platform

- Successfully executed capital restructuring

- Achieved full-year 2009 fixed and discretionary cost savings in line with expectations

- Appointed Richard Weil as the new CEO, effective February 1, 2010

Notes:
(1) Organic growth rate for the industry reflects equity mutual fund data disclosed by Simfund.
(2) Organic growth rate for the industry reflects fixed income mutual fund data disclosed by Simfund.

2009 positive total company long-term net flows were driven by Janus and Perkins

Total Company Long-Term Flows [1]
($ in billions, EOP AUM $158.0 billion)



Janus Long-Term Flows [1]
($ in billions, EOP AUM $95.1 billion)



INTECH Long-Term Flows [1]
($ in billions, EOP AUM $48.0 billion)



Perkins Long-Term Flows [1]
($ in billions, EOP AUM $14.9 billion)



Net Inflows   Net Outflows

Note:
(1)   Long-term flows exclude money market flows. INTECH and Perkins do not manage any money market products.

Retail intermediary posted $6.0 billion of positive long-term net flows in 2009

Retail Intermediary [1]
($ in billions, EOP AUM $102.9 billion)



Institutional [1]
($ in billions, EOP AUM $42.7 billion)



International [1]
($ in billions, EOP AUM $12.3 billion)



Gross Sales ■ Gross Redemptions ■ ── Net Sales

Note:
(1)   Long-term flows exclude money market flows. Gross sales and redemption rates calculated as a percentage of beginning of period assets.

Long-term relative investment performance continues to be strong

- 51% of complex-wide mutual funds had a 4 or 5 star Overall Morningstar Rating™ at December 31, 2009, based on risk-adjusted returns [1,2]

- 75%, 100% and 100% of Perkins mutual funds are in the top 2 Lipper quartiles on a 1-, 3- and 5-year total return basis, respectively, as of December 31, 2009 [2]

    - Perkins Large Cap Value reached its 1-year track record in December 2009 and ranked in the top 31% of its respective Lipper peer group on a 1-year basis, as of December 31, 2009 [2]

- INTECH's strategies continued to underperform over the short and intermediate periods [3]

    - Underperformance is primarily concentrated in the large cap growth strategies

    - 0%, 50% and 67% of strategies outperformed their respective benchmarks over the 1-, 3- and 5-year periods, as of December 31, 2009 [3]

Notes:
(1)   Morningstar awards the top 10% of the funds in each category 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)
(2)   Data presented reflects past performance, which is no guarantee of future results. Relative performance analysis is based on ratings and rankings for the share class with the longest performance history; Class J, S or I Shares in the Janus retail fund ("JIF") trust and the Institutional Shares in the Janus Aspen Series ("JAS"). See p. 11 and 25-27 for complete Lipper rankings and Morningstar ratings.
(3)   Performance is net of fees. See p. 29-31 for standardized INTECH performance and notes to performance.

At least 75% of mutual funds have outperformed the majority of peers on a 1-, 3- and 5-year total return basis [1]


Percent of Funds in Top 2 Lipper Quartiles Based on Total Returns
1-Year Basis
3-Year Basis
5-Year Basis
Complex-Wide Mutual Funds (2)
Janus Equity Mutual Funds (3)

Past performance is no guarantee of future results. [1] References Lipper relative performance on a 1-, 3- and 5-year basis as of 12/31/2009. [2] Relative performance analysis is based on rankings for the share class with the longest performance history; Class J, S or I Shares in the Janus retail fund ("JIF") trust, and the Institutional Shares in the Janus Aspen Series ("JAS"). [3] Janus Equity Mutual Funds do not include Value Funds, Income Funds or INTECH Risk-Managed Funds. Funds not ranked by Lipper are not included in the analysis. See p. 11 and 25 for complete Lipper rankings.

INTECH continues to face challenges in the U.S. large cap equity space, but is winning business with global and international strategies

- Challenging investment environment has resulted in limited U.S. large cap equity searches in the U.S. institutional market

  – INTECH experienced redemptions as a result of underperformance, asset allocation decisions away from U.S. large cap equity and plan liquidity needs

- Despite shift away from U.S. large cap equities, search activity in global and international strategies remains strong, particularly within the non-U.S. institutional market

- In 4Q 2009, INTECH continued to commit resources to client and consultant servicing, taking every opportunity to educate and respond to clients

- Risk-managed investment process has helped moderate the magnitude of underperformance [1]

- INTECH's firm-wide batting average across its 10 primary strategies was 71%, 83% and 92% for the 1-, 3- and 5-year periods, respectively, as of December 31, 2009 [2]

Notes:
(1) Risk management includes an effort to monitor and manage risk, which should not be confused with, and does not imply, low risk or the ability to control risk.
(2) Batting average is defined as the percentage of periods a strategy has outperformed its relative benchmark, gross of fees. Periods are calculated on a rolling monthly basis, since inception through 12/31/2009. The 10 strategies included in the analysis are shown in the table on p. 28.

Investments

Gibson Smith
Co-Chief Investment Officer

Janus has performed well during one of the most difficult investing environments in more than 70 years

- Janus continues to perform in-depth primary research, developing independent views and concentrating investments where it has a differentiated perspective

  - Risk management is an essential role in the investment process, monitoring exposure and identifying unintended risks [1]

- Strong investment talent and a collaborative environment are at the core of Janus' investment process and are the keys to strong long-term relative performance

- Janus' equity and fixed income investment teams performed well during the challenging market conditions over the last 2 years

  - 89%, 94% and 88% of Janus equity mutual funds are in the top 2 Lipper quartiles on a 1-, 3- and 5-year total return basis, respectively, as of December 31, 2009 [2]

  - 25%, 100% and 100% of Janus fixed income mutual funds are in the top 2 Lipper quartiles on a 1-, 3- and 5-year total return basis, respectively, as of December 31, 2009 [2]

- We remain committed to further strengthening the research process

Notes:
(1)   Portfolio risk management includes an effort to monitor and manage risk, which should not be confused with, and does not imply, low risk or the ability to control risk.
(2)   Data presented reflects past performance, which is no guarantee of future results. Relative performance analysis is based on ratings and rankings for the share class with the longest performance history; Class J, S or I Shares in the Janus retail fund ("JIF") trust and the Institutional Shares in the Janus Aspen Series ("JAS"). See p. 11 and 25-27 for complete Lipper rankings and Morningstar ratings.

Majority of JIF funds continue to outperform peers on a 1-, 3- and 5-year total return basis

Janus Investment Fund ("JIF")

Lipper Rankings Based on Total Returns as of 12/31/09

	12/31/09 AUM ($mms)	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds - *Share Class*													
Janus Twenty Fund - J*	$ 9,630	Dec-07	Large-Cap Growth Funds	14	111 / 814	1	2 / 702	1	3 / 582	41	127 / 310	38	286 / 766
Janus Fund - J	$ 8,816	Oct-07	Large-Cap Growth Funds	36	290 / 814	35	246 / 702	27	154 / 582	67	207 / 310	40	301 / 754
Janus Orion Fund - J	$ 3,429	Dec-07	Multi-Cap Growth Funds	8	36 / 459	16	57 / 378	3	9 / 310	-	-	57	238 / 418
Janus Research Fund - J	$ 3,091	Jan-06	Large-Cap Growth Funds	16	124 / 814	17	117 / 702	14	78 / 582	76	235 / 310	12	77 / 652
Janus Forty Fund - S	$ 2,997	Dec-07	Large-Cap Growth Funds	13	105 / 814	3	17 / 702	1	4 / 582	7	19 / 310	53	404 / 766
Janus Enterprise Fund - J	$ 1,642	Oct-07	Mid-Cap Growth Funds	41	191 / 474	25	103 / 425	14	47 / 353	93	166 / 178	26	115 / 448
Janus Venture Fund - J*	$ 1,019	Jan-97	Small-Cap Growth Funds	7	36 / 540	47	220 / 472	30	116 / 397	84	181 / 217	20	25 / 125
Janus Triton Fund - J	$ 365	Jun-06	Small-Cap Growth Funds	10	53 / 540	2	9 / 472	-	-	-	-	1	4 / 450
INTECH RM Growth Fund - S	$ 18	Jan-03	Multi-Cap Growth Funds	62	283 / 459	76	285 / 378	82	252 / 310	-	-	82	227 / 279
Core Funds - *Share Class*													
Janus Contrarian Fund - J	$ 4,009	Feb-00	Multi-Cap Core Funds	22	170 / 795	46	308 / 683	6	29 / 519	-	-	17	37 / 227
Janus Growth and Income Fund - J	$ 3,809	Nov-07	Large-Cap Core Funds	7	60 / 906	40	304 / 773	37	240 / 653	68	252 / 374	48	388 / 820
Janus Balanced Fund - J	$ 3,687	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	43	219 / 509	1	1 / 412	1	1 / 311	19	28 / 148	1	1 / 338
Janus Research Core Fund - J	$ 587	Nov-07	Large-Cap Core Funds	9	74 / 906	40	302 / 773	15	98 / 653	35	129 / 374	57	466 / 820
INTECH RM Core Fund - J	$ 234	Feb-03	Multi-Cap Core Funds	83	656 / 795	68	464 / 683	60	312 / 519	-	-	48	182 / 386
Global International Funds - *Share Class*													
Janus Overseas Fund - J	$ 7,930	Jun-03	International Funds	1	2 / 1275	1	7 / 975	1	1 / 700	13	48 / 386	1	1 / 611
Janus Worldwide Fund - J	$ 2,338	Apr-09	Global Funds	27	142 / 544	64	239 / 378	74	211 / 287	96	137 / 143	‡	
Janus Global Technology Fund - J	$ 789	Jan-06	Global Science/Technology Funds	65	50 / 77	33	21 / 64	26	15 / 58	90	18 / 19	43	27 / 63
Janus Global Life Sciences Fund - J	$ 696	Apr-07	Global Health/Biotechnology Funds	18	8 / 45	8	3 / 41	33	12 / 36	79	15 / 18	10	4 / 42
Janus Global Research Fund - J	$ 219	Feb-05	Global Funds	12	65 / 544	10	36 / 378	-	-	-	-	4	11 / 292
Janus Global Opportunities Fund - J	$ 101	Apr-05	Global Funds	49	266 / 544	33	122 / 378	65	185 / 287	-	-	65	201 / 313
Janus International Equity Fund - I	$ 101	Nov-06	International Funds	5	55 / 1275	2	14 / 975	-	-	-	-	2	14 / 937
Janus International Forty Fund - I	$ 5	May-08	International Funds	1	7 / 1275	-	-	-	-	-	-	27	310 / 1154
INTECH RM International Fund - I	$ 3	May-07	International Funds	80	1019 / 1275	-	-	-	-	-	-	54	551 / 1025
Value Funds - *Share Class*													
Perkins Mid Cap Value Fund - J	$ 7,772	Aug-98	Mid-Cap Value Funds	76	191 / 251	6	11 / 210	5	8 / 161	4	2 / 61	3	1 / 48
Perkins Small Cap Value Fund - J*	$ 801	Feb-97	Small-Cap Core Funds	27	198 / 756	1	6 / 631	4	18 / 522	12	32 / 269	4	5 / 128
INTECH RM Value Fund - I	$ 72	Dec-05	Multi-Cap Value Funds	83	292 / 351	54	153 / 285	-	-	-	-	54	133 / 249
Perkins Large Cap Value Fund - I	$ 51	Dec-08	Large-Cap Value Funds	31	160 / 527	-	-	-	-	-	-	31	160 / 527
Income Funds - *Share Class*													
Janus Short-Term Bond Fund - J	$ 1,479	May-07	Short Investment Grade Debt Funds	59	144 / 246	2	4 / 223	2	3 / 176	13	12 / 94	3	6 / 231
Janus Flexible Bond Fund - J	$ 1,120	May-07	Intermediate Investment Grade Debt Funds	52	285 / 549	6	25 / 458	7	24 / 395	18	39 / 219	7	30 / 477
Janus High-Yield Fund - J	$ 957	Dec-03	High Current Yield Funds	76	347 / 459	25	98 / 391	17	56 / 341	16	33 / 207	23	70 / 313
Alternative Funds - *Share Class*													
Janus Long/Short Fund - I	$ 46	Aug-06	Long/Short Equity Funds	85	104 / 122	40	22 / 54	-	-	-	-	26	11 / 42
Janus Global Real Estate Fund - I	$ 15	Nov-07	Global Real Estate Funds	3	2 / 80	-	-	-	-	-	-	2	1 / 67
Asset Allocation Funds - *Share Class*													
Janus SP-Growth - J(1)	N/A	Dec-05	Mixed-Asset Target Alloc. Growth Funds	7	43 / 649	6	32 / 549	-	-	-	-	3	13 / 497
Janus SP-Moderate - J(1)	N/A	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	10	49 / 509	1	3 / 412	-	-	-	-	2	6 / 369
Janus SP-Conservative - J(1)	N/A	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	22	97 / 441	4	13 / 361	-	-	-	-	2	5 / 304
Janus Modular Portfolio Construction Fund - I(1)	N/A	Sep-08	Mixed-Asset Target Alloc. Growth Funds	27	172 / 649	-	-	-	-	-	-	44	276 / 636

Lipper Quartile: 1st | 2nd | 3rd | 4th

*Closed to new investors. ‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results. Relative performance analysis is based on rankings for the share class with the longest performance history; Class J, S or I Shares in the Janus retail fund ("JIF") trust. Lipper Inc. rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield and therefore, the ranking for the period. (1) AUM for the asset allocation funds are not reported separately as they have been reflected in the respective underlying funds.

Financials

Greg Frost
Chief Financial Officer

4Q 2009 financial overview

- 4Q 2009 EPS from continuing operations of $0.20 versus $0.05 in 3Q 2009 and $0.05 in 4Q 2008

  - 3Q 2009 EPS included a net $0.10 per share charge as a result of legal settlements, severance and the realized gain following the debt tender; while 4Q 2008 included a $0.07 per share mark-to-market loss on seed capital investments

- Average AUM of $155.2 billion and revenue of $250.6 million were up 9% and 10%, respectively, from 3Q 2009, and were up 25% and 42%, respectively, from 4Q 2008

  - Performance fees in 4Q 2009 were up 57% from 3Q 2009, driven by an increase in Janus-managed separate account fees

- 4Q 2009 operating expenses of $174.9 million were down 12% from 3Q 2009

  - Decline was the result of higher variable expenses in 4Q 2009 more than offset by the 3Q 2009 legal settlements and severance

- Operating margin in 4Q 2009 was 30.2% versus 13.0% in 3Q 2009 and 25.5% in 4Q 2008

In 2010 management plans to prudently invest in the business in order to position the firm for long-term growth

- Improvement from 1Q 2009 to 4Q 2009 was primarily the function of rising markets and the impact from fixed and discretionary cost reductions

  - Full-year 2009 results were impacted by non-cash impairment charges to goodwill and intangible assets of $856.7 million

- Management plans to prudently invest in the business and will target operating margins of 30%

- 2010 investments will be moderate, focused and can flex with market conditions

  - Strategically invest in sales forces and investment teams

  - Increase marketing initiatives and sponsorships

  - Enhance technology infrastructure

- Operating results in 1H 2010 will also be impacted by fund proxy costs

- In 2010 management will remain focused on further strengthening the balance sheet

Strong fundamentals position Janus for success going forward

- Long-term relative investment performance continues to be strong across Janus, INTECH and Perkins

- Continue to be confident INTECH's mathematical investment process is well positioned for long-term growth

- Appointment of Richard Weil as CEO brings a global perspective and proven leadership to Janus

- Strengthened balance sheet improves financial stability

- Management plans to invest in the business in order to facilitate long-term growth, while remaining focused on profitability

Appendix

AUM by investment discipline and distribution channel

$159.7 billion in AUM as of 12/31/09

By Investment Discipline



Global / International ($19.4bn) — 12%
Money Market ($1.7bn) — 1%
Value ($14.9bn) — 10%
Fixed Income ($6.8bn) — 4%
Alternative ($0.3bn) — 0%
Mathematical ($48.0bn) — 30%
Growth / Blend ($68.6bn) — 43%

By Distribution Channel



Institutional ($42.8bn) — 27%
International ($12.3bn) — 8%
Retail Intermediary ($104.6bn) — 65%

Breakeven total company long-term net flows in 4Q 2009

Total Company Long-Term Flows [1]
($ in billions)



Janus Long-Term Flows [1]
($ in billions)



INTECH Long-Term Flows [1]
($ in billions)



Perkins Long-Term Flows [1]
($ in billions)



Gross Sales — Gross Redemptions —— Net Sales

Note:
(1)   Long-term flows exclude money market flows. Annualized sales and redemption rates calculated as a percentage of beginning of period assets.

Retail intermediary long-term net flows were positive in 4Q 2009

Retail Intermediary [1]
($ in billions, EOP AUM $102.9 billion)



Institutional [1]
($ in billions, EOP AUM $42.7 billion)



International [1]
($ in billions, EOP AUM $12.3 billion)



Gross Sales   Gross Redemptions   —— Net Sales

Note:
(1)   Long-term flows exclude money market flows. Annualized sales and redemption rates calculated as a percentage of beginning of period assets.

4Q 2009 EPS from continuing operations of $0.20

Consolidated Entity

($ in millions, except AUM and per share)	Quarter Ended				Year Ended			
	December 31, 2009		September 30, 2009	Variance (%)	December 31, 2009		December 31, 2008	Variance (%)
Average AUM ($ in billions)	$	155.2	$ 143.1	8.5%	$ 134.5	$	174.2	-22.8%
Continuing operations [1]								
Revenue	$	250.6	$ 227.6	10.1%	$ 848.7	$	1,037.9	-18.2%
Operating expenses		174.9	198.0	-11.7%	1,526.2		704.8	116.5%
Operating income (loss)		75.7	29.6	155.7%	(677.5)		333.1	-303.4%
Operating margin		30.2%	13.0%		-79.8%		32.1%	
Interest expense		(15.8)	(18.6)	-15.1%	(74.0)		(75.5)	-2.0%
Investment gains (losses), net		0.4	0.9	-55.6%	(5.6)		(60.4)	-90.7%
Other income, net		0.4	0.1	300.0%	0.9		9.6	-90.6%
Gain on early extinguishment of debt		-	5.8	n/a	5.8		-	n/a
Income tax provision		(20.2)	(6.0)	236.7%	6.3		(68.8)	-109.2%
Equity earnings of unconsolidated affiliate		-	-	n/a	-		9.0	n/a
Income (loss) from continuing operations		40.5	11.8	243.2%	(744.1)		147.0	-606.2%
Loss from discontinued operations [2]		-	-	n/a	-		(1.5)	n/a
Net income (loss)		40.5	11.8	243.2%	(744.1)		145.5	-611.4%
Noncontrolling interest		(3.5)	(3.6)	-2.8%	(13.0)		(8.6)	51.2%
Net income (loss) attributable to JCG	$	37.0	$ 8.2	351.2%	$ (757.1)	$	136.9	-653.0%
Diluted earnings (loss) per share attributable to JCG common shareholders								
Continuing operations [3]	$	0.20	$ 0.05	338.6%	$ (4.55)	$	0.86	-628.0%
Discontinued operations		-	-	n/a	-		(0.01)	n/a
Diluted earnings (loss) per share	$	0.20	$ 0.05	307.3%	$ (4.55)	$	0.85	-634.2%
Weighted average diluted shares outstanding (in millions)		181.7	176.6	2.9%	166.5		160.7	3.6%

Notes:
(1) Continuing operations previously disclosed as the investment management segment.
(2) Discontinued operations previously disclosed as the printing and fulfillment segment.
(3) Amounts related to discontinued operations must be added back to "net income attributable to JCG" to calculate earnings per share for continuing operations.

Operating margin of 30.2% in 4Q 2009 increased quarter-to-quarter

Continuing Operations

($ in millions, except AUM and per share)	Quarter Ended			Year Ended		
	December 31, 2009	September 30, 2009	Variance (%)	December 31, 2009	December 31, 2008	Variance (%)
Average AUM ($ in billions)	$ 155.2	$ 143.1	8.5%	$ 134.5	$ 174.2	-22.8%
Revenue						
Investment management fees	$ 202.0	$ 185.4		$ 684.0	$ 826.7	
Performance fees [1]	11.6	7.4		28.9	27.6	
Other	37.0	34.8		135.8	183.6	
Total revenue	250.6	227.6	10.1%	848.7	1,037.9	-18.2%
Basis points						
Investment management fees	*51.6*	*51.4*		*50.9*	*47.5*	
Investment management fees and performance fees	*54.6*	*53.5*		*53.0*	*49.0*	
Operating expenses						
Employee compensation and benefits	82.5	85.7		296.6	317.9	
Long-term incentive compensation	14.1	19.5		61.0	43.5	
Marketing and advertising	7.5	6.5		27.8	33.1	
Distribution	32.9	29.2		107.6	134.9	
Depreciation and amortization	10.3	8.7		35.9	40.2	
General, administrative and occupancy	27.6	48.4		140.6	135.2	
Goodwill and intangible asset impairments	-	-		856.7	-	
Total operating expense	174.9	198.0	-11.7%	1,526.2	704.8	116.5%
Operating income (loss)	$ 75.7	$ 29.6	155.7%	$ (677.5)	$ 333.1	-303.4%
Operating margin	30.2%	13.0%		-79.8%	32.1%	

Note:
(1) Includes private account and mutual fund performance fees. Mutual fund performance fee detail is presented on p. 22.

Mutual funds with performance-based advisory fees

Mutual Funds with Performance Fees [1] (AUM $ in millions, performance fees $ in thousands)	EOP AUM 12/31/2009	Benchmark	Base Fee	Performance Fee [2]	Performance Hurdle vs. Benchmark	4Q 2009 P&L Impact of Performance Fees
Contrarian Funds [3]						
Janus Contrarian Fund	$4,229.6	S&P 500® Index	0.64%	± 15 bps	± 7.00%	$420.5
Worldwide Funds [3]						
Janus Worldwide Fund	$2,447.9	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	($374.4)
Janus Aspen Worldwide Growth Portfolio	$784.3	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	($119.3)
Research Fund [3]						
Janus Research Fund	$3,106.4	Russell 1000® Growth Index	0.64%	± 15 bps	± 5.00%	$1,178.5
Global Research Fund						
Janus Global Research Fund [4,5]	$219.3	MSCI World Growth Index	0.64%	± 15 bps	± 6.00%	$43.9
Global Real Estate [5]						
Janus Global Real Estate Fund	$18.2	FTSE EPRA / NAREIT Global Real Estate Index	0.75%	± 15 bps	± 4.00%	$2.3
International Equity Fund [6]						
Janus International Equity Fund	$191.3	MSCI EAFE® Index	0.68%	± 15 bps	± 7.00%	$31.7
International Forty Fund [7]						
Janus International Forty Fund	$9.0	MSCI All Country World ex-U.S. Index℠	0.73%	± 15 bps	± 6.00%	($0.2)
INTECH Risk-Managed Funds [4]						
INTECH Risk-Managed Stock Fund	$308.6	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($60.9)
Janus Aspen INTECH Risk-Managed Core Portfolio	$18.3	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($3.3)
Perkins Mid Cap Value Funds [3,8]						
Perkins Mid Cap Value Fund	$11,288.6	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$2,628.6
Janus Aspen Perkins Mid Cap Value Portfolio	$109.4	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$29.8
Perkins Small Cap Value Funds [8]						
Perkins Small Cap Value Fund	$1,901.8	Russell 2000 Value® Index	0.72%	± 15 bps	± 5.50%	$140.8
Perkins Large Cap Value Funds [8]						
Perkins Large Cap Value Fund	$53.8	Russell 1000 Value® Index	0.64%	± 15 bps	± 3.50%	$3.5
Total	**$24,686.3**					**$3,921.6**

Please refer to footnotes on p. 23.

Mutual funds with performance-based advisory fees (cont'd)

Notes:

(1) The funds listed have a performance-based investment advisory fee that adjusts upward or downward based on each fund's performance relative to an approved benchmark index over a performance measurement period. Please see the Funds' Statement of Additional Information for more details. Actual performance measurement periods used for calculating the performance fees are from 12 months up to 36 months, and then over 36 month rolling periods.

(2) Adjustment of ± 15 bps assumes constant assets and could be higher or lower depending on asset fluctuations.

(3) The performance measurement period began on 2/1/2006 and the performance adjustment was implemented as of 2/1/2007.

(4) The performance measurement period began on 1/1/2006 and the performance adjustment was implemented as of 1/1/2007.

(5) The performance measurement period began on 12/1/2007 and the performance adjustment was be implemented as of 12/1/2008.

(6) The performance measurement period began on 12/1/2006 and the performance adjustment was implemented as of 12/1/2007.

(7) The performance measurement period began on 6/1/2008 and the performance adjustment was be implemented as of 6/1/2009.

(8) Data shown for Janus Mid Cap Value Fund includes both investor and institutional share classes.

(9) The performance measurement period began on 1/1/2009 and the performance adjustment will be implemented as of 1/1/2010.

The Russell Midcap® Value Index measures the performance of those Russell Midcap® companies with lower price-to-book ratios and lower forecasted growth rates.

The Russell 2000® Value Index measures the performance of those Russell 2000® companies with lower price-to-book ratios and lower forecasted growth values.

The Russell 1000® Value Index measures the performance of those Russell 1000® companies with lower price-to-book ratios and lower forecasted growth values.

The MSCI World Growth Index is a subset of the Morgan Stanley Capital World[SM] Index which is a market capitalization weighted index composed of companies representative of the market structure of developed market countries around the world. The index includes reinvestment of dividends, net of foreign withholding taxes.

The FTSE EPRA/NAREIT Global Real Estate Index is a global market capitalization weighted index composed of listed real estate securities in the North American, European and Asian real estate markets.

The MSCI All Country World ex-U.S. Index[SM] is an unmanaged, free float-adjusted, market capitalization weighted index composed of stocks of companies located in countries throughout the world, excluding the United States. It is designed to measure equity market performance in global developed and emerging markets outside the United States. The index includes reinvestment of dividends, net of foreign withholding taxes.

LTI amortization schedule

Full-Year 2010 Long-Term Incentive Compensation Amortization [1,2]
($ in millions)

| | Date of Grant | Amount remaining to vest | 2010 EPS Growth Assumptions | | |
			<0%	0% - 10%	>10%
Prior grants [3]	Various	$ 3.9	$ 2.0	$ 3.3	$ 3.3
2008 grant [4]	February 2008	18.3	Grants vest over 3 years		
2009 grant [4]	February 2009	46.5	Grants vest over 4 years		
Estimated 2010 grant [4,5]	February 2010	70-75	Grants vest over 4 years		
Additional grants [4]					
Janus investment team 2008	January 2008	9.9	Grants vest over 4 years		
INTECH 2008	April 2008	8.0	Grants vest over 10 years		
INTECH 2009	January 2009	4.5	Grants vest over 10 years		
Perkins 2009	January 2009	4.9	Grants vest over 4 years		
Janus CEO 2010	February 2010	10.0	Grants vest 50% in 2010, 25% in 2011 and 2012		

Notes:
(1) Schedule reflects LTI awards granted as of 12/31/2009 and estimates 2010 annual awards earned on 2009 performance.
(2) Includes reduction in expense related to estimated forfeitures.
(3) Prior grants include amounts remaining to vest for 2007 grant, grants with no performance vesting and grants made to executives, which will not vest if targeted EPS growth is not met.
(4) Grants do not include performance-based acceleration and vest on a pro rata basis.
(5) Estimated 2010 grant does not include Perkins profit interest awards. Awards were granted on December 31, 2008 and have a formula-driven terminal value based on revenue growth and relative investment performance. Janus can call or terminate any or all awards on the 5th, 7th or each subsequent anniversary of the grant, or prior to the 5th anniversary, if the formula driven terminal value equals $40.0 million.

Eight JAS funds, across eight different categories, ranked in the top two quartiles on a 1-, 3- and 5-year total return basis

Janus Aspen Series ("JAS") Institutional Shares

Lipper Rankings Based on Total Returns as of 12/31/09

	12/31/09 AUM ($mms)	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds													
Janus Portfolio-Inst	$ 582	Oct-07	Large-Cap Growth	58	131 / 228	36	73 / 207	33	63 / 191	60	51 / 85	40	84 / 214
Forty Portfolio-Inst	$ 442	Dec-07	Large-Cap Growth	10	21 / 228	1	1 / 207	2	3 / 191	12	10 / 85	52	114 / 219
Enterprise Portfolio-Inst	$ 371	Oct-07	Multi-Cap Growth	29	34 / 120	40	40 / 101	22	19 / 87	78	31 / 39	34	36 / 105
Core Funds													
Balanced Portfolio-Inst	$ 1,021	Apr-05	Mixed-Asset Target Alloc Mod	28	49 / 179	1	1 / 122	2	1 / 81	25	12 / 48	2	1 / 93
Growth and Income Portfolio-Inst	$ 24	Nov-07	Large-Cap Core	4	9 / 225	19	39 / 210	22	39 / 181	67	62 / 92	21	43 / 213
Research Core Portfolio-Inst	$ 6	Nov-07	Large-Cap Core	10	22 / 225	23	47 / 210	15	26 / 181	32	29 / 92	51	108 / 213
Global/International Funds													
International Growth Portfolio-Inst	$ 716	Jun-03	International	1	1 / 274	1	2 / 227	1	1 / 195	7	7 / 99	1	1 / 179
Worldwide Portfolio-Inst	$ 640	Apr-09	Global	39	53 / 135	58	57 / 98	83	62 / 74	86	36 / 41		‡
Global Life Sciences Portfolio-Inst	$ 3	Oct-04	Health/Biotechnology	39	14 / 35	9	3 / 34	24	7 / 29	-	-	17	5 / 29
Global Technology Portfolio-Inst	$ 2	Jun-06	Science & Technology	55	31 / 56	34	18 / 53	25	13 / 51	-	-	34	18 / 53
Value Funds													
Perkins Mid Cap Value Portfolio-Inst	$ 31	May-03	Multi-Cap Core	28	64 / 233	2	3 / 187	2	2 / 126	-	-	1	1 / 104
Income Funds													
Flexible Bond Portfolio-Inst	$ 304	May-07	Intermediate Investment Grade Debt	44	33 / 75	15	10 / 67	19	11 / 60	17	5 / 30	14	9 / 68

Lipper Quartile: 1st | 2nd | 3rd | 4th

‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results. Relative performance analysis is based on rankings for the share class with the longest performance history; Institutional Shares in the Janus Aspen Series ("JAS").

Lipper Inc. rankings are historical with capital gains and dividends reinvested. Rankings are for the Institutional Shares only; other classes may have different performance characteristics. If an expense waiver was in effect, it may have had a material effect on the total return or yield and therefore, the ranking for the period.

25

JIF Morningstar Rating™ based on risk-adjusted returns as of December 31, 2009

Janus Investment Fund ("JIF")

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund - Share Class	Category	Overall Rating		Three-Year Rating		Five-Year Rating		Ten-Year Rating	
		Stars	# of Funds	Stars	# of Funds	Stars	# of Funds	Stars	# of Funds
Janus Twenty - J[1]	US OE Large Growth Funds	★★★★	1548	★★★★★	1548	★★★★★	1276	★★	698
Janus - J	US OE Large Growth Funds	★★★	1548	★★★	1548	★★★	1276	★★	698
Janus Forty - S	US OE Large Growth Funds	★★★★★	1548	★★★★★	1548	★★★★★	1276	★★★★	698
Janus Research - J	US OE Large Growth Funds	★★★	1548	★★★	1548	★★★	1276	★★	698
Janus Enterprise - J	US OE Mid-Cap Growth Funds	★★	727	★★★	727	★★★★	631	★	338
Janus Venture - J[1]	US OE Small Growth Funds	★★	669	★★★	669	★★★	563	★	317
Janus Growth & Income - J	US OE Large Growth Funds	★★★	1548	★★	1548	★★★	1276	★★★	698
Janus Balanced - J	US OE Moderate Allocation Funds	★★★★★	953	★★★★★	953	★★★★★	786	★★★★	441
Janus Research Core - J	US OE Large Growth Funds	★★★	1548	★★	1548	★★★	1276	★★★★	698
Janus Overseas - J	US OE Foreign Large Growth Funds	★★★★	206	★★★★	206	★★★★★	149	★★★★	80
Janus Worldwide - J	US OE World Stock Funds	★★	542	★★★	542	★★	447	★	251
Janus Global Technology - J	US OE Technology Funds	★★★	194	★★★	194	★★★★	183	★★★	92
Janus Global Life Sciences - J	US OE Health Funds	★★★	157	★★★★	157	★★★	143	★★	68
Perkins Mid Cap Value - J	US OE Mid-Cap Value Funds	★★★★★	356	★★★★★	356	★★★★★	250	★★★★★	84
Perkins Small Cap Value - J[1]	US OE Small Value Funds	★★★★★	310	★★★★★	310	★★★★★	245	★★★★	131
Janus Flexible Bond - J	US OE Intermediate-Term Bond Funds	★★★★★	978	★★★★★	978	★★★★★	866	★★★★	496
Janus Short-Term Bond - J	US OE Short-Term Bond Funds	★★★★★	384	★★★★★	384	★★★★★	318	★★★★	168
Janus High-Yield - J	US OE High Yield Bond Funds	★★★★	475	★★★★	475	★★★★	411	★★★★	258
Janus Orion - J	US OE Mid-Cap Growth Funds	★★★★	727	★★★	727	★★★★★	631		N/A
INTECH Risk-Managed Growth - S	US OE Large Growth Funds	★★	1548	★★	1548	★★	1276		N/A
Janus Contrarian - J	US OE Large Blend Funds	★★★	1757	★★	1757	★★★★	1376		N/A
INTECH Risk-Managed Core - J	US OE Large Blend Funds	★★★	1757	★★★	1757	★★★	1376		N/A
Janus Global Opportunities - J	US OE World Stock Funds	★★★	542	★★★★	542	★★★	447		N/A
Janus Triton - J	US OE Small Growth Funds	★★★★★	669	★★★★★	669		N/A		N/A
Janus Global Research - J	US OE World Stock Funds	★★★★	542	★★★★	542		N/A		N/A
INTECH Risk-Managed Value - I	US OE Large Value Funds	★★★	1104	★★★	1104		N/A		N/A
Janus Long/Short - I	US OE Long-Short Funds	★★★	118	★★★	118		N/A		N/A
Janus Smart Portfolio Conservative - J	US OE Conservative Allocation Funds	★★★★★	522	★★★★★	522		N/A		N/A
Janus Smart Portfolio Growth - J	US OE Moderate Allocation Funds	★★★	953	★★★	953		N/A		N/A
Janus Smart Portfolio Moderate - J	US OE Moderate Allocation Funds	★★★★★	953	★★★★★	953		N/A		N/A
Janus International Equity - I	US OE Foreign Large Growth Funds	★★★★★	206	★★★★★	206		N/A		N/A
INTECH Risk-Managed Intl - I	US OE Foreign Large Blend Funds		N/A		N/A		N/A		N/A
Janus International Forty - I	US OE Foreign Large Growth Funds		N/A		N/A		N/A		N/A
Janus Global Real Estate - I	US OE Global Real Estate Funds		N/A		N/A		N/A		N/A
Janus Modular Portfolio Construction - I	US OE Moderate Allocation Funds		N/A		N/A		N/A		N/A
Perkins Large Cap Value I	US OE Large Value Funds		N/A		N/A		N/A		N/A
Percent of funds rated 4 or 5 Stars		48.4%		51.6%		56.5%		50.0%	

Data presented reflects past performance, which is no guarantee of future results. © 2009 Morningstar, Inc. All Rights Reserved.

Ratings are for the share class with the longest performance history; Class J, S or I Shares in the Janus retail fund ("JIF") trust.

Notes: [1]Closed to new investors.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

JAS Morningstar Rating™ based on risk-adjusted returns as of December 31, 2009

Janus Aspen Series ("JAS") Institutional Shares

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund	Category	Overall Rating		Three-Year Rating		Five-Year Rating		Ten-Year Rating	
		Stars	# of Funds	Stars	# of Funds	Stars	# of Funds	Stars	# of Funds
Balanced Fund	US OE Moderate Allocation Funds	★★★★★	953	★★★★★	953	★★★★★	786	★★★★	441
Flexible Bond Fund	US OE Intermediate-Term Bond Funds	★★★★★	978	★★★★★	978	★★★★★	866	★★★★	496
Forty Fund	US OE Large Growth Funds	★★★★★	1548	★★★★★	1548	★★★★★	1276	★★★★	698
Research Core Fund	US OE Large Growth Funds	★★★	1548	★★	1548	★★★	1276	★★★★	698
Growth & Income Fund	US OE Large Growth Funds	★★★	1548	★★★	1548	★★★	1276	★★★	698
Overseas Fund	US OE Foreign Large Growth Funds	★★★★★	206	★★★★★	206	★★★★★	149	★★★★	80
Worldwide Fund	US OE World Stock Funds	★★	542	★★★	542	★★	447	★	251
Janus Fund	US OE Large Growth Funds	★★★	1548	★★★	1548	★★★★	1276	★★	698
Enterprise Fund	US OE Mid-Cap Growth Funds	★★	727	★★★	727	★★★★	631	★	338
Global Life Sciences Fund	US OE Health Funds	★★★★	157	★★★★	157	★★★★	143		N/A
Global Technology Fund	US OE Technology Funds	★★★★	194	★★★	194	★★★★	183		N/A
Perkins Mid Cap Value Fund	US OE Mid-Cap Value Funds	★★★★★	356	★★★★★	356	★★★★★	250		N/A
Percent of funds rated 4 or 5 Stars		58.3%		50.0%		75.0%		55.6%	

Data presented reflects past performance, which is no guarantee of future results.

Ratings are for the Institutional Shares only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

INTECH's batting averages continue to be strong over the 3- and 5-year periods

INTECH Product Strategy Batting Averages [1]

(Historical relative gross performance for 10 primary strategies over various rolling time periods)

As of 12/31/2009	Inception Date	1-year	3-year	5-year
Large Cap Growth	7/93	75%	85%	97%
Broad Large Cap Growth	11/00	62%	67%	80%
Enhanced Plus	7/87	73%	81%	87%
Broad Enhanced Plus	4/01	63%	70%	98%
Enhanced Index	4/98	80%	100%	100%
Large Cap Core	8/01	67%	83%	100%
Large Cap Value	7/93	66%	82%	88%
Broad Large Cap Value	8/04	63%	83%	100%
Global Core	1/05	80%	100%	100%
International Equity	11/06	78%	100%	N/A

Data presented reflects past performance, which is no guarantee of future results.

Note:

(1) Batting average is defined as the percentage of periods a strategy has outperformed its relative benchmark, gross of fees. Periods are calculated on a rolling monthly basis, since inception through 12/31/2009. The 10 strategies included in the analysis are shown in the table. The 10 primary strategies are those composites that make up a majority of AUM and those having the broadest distribution. Composites shown above represent approximately 90% of INTECH AUM.

INTECH standardized performance [1]

Composite and Respective Index	Inception Date	Annualized Returns (%) for Periods Ended 12/31/09				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth Composite Gross	7/93	27.64	(2.90)	1.31	2.13	12.09
Large Cap Growth Composite Net		27.05	(3.35)	0.85	1.62	11.51
S&P 500® / Citigroup Growth Index		31.57	(2.23)	1.40	(2.93)	7.71
Difference versus S&P 500® / Citigroup Growth Index Net of Fees		(4.52)	(1.12)	(0.55)	4.55	3.80
Enhanced Plus Composite Gross	7/87	25.38	(5.07)	1.37	1.49	9.93
Enhanced Plus Composite Net		24.98	(5.36)	1.06	1.14	9.52
S&P 500® Index		26.46	(5.63)	0.42	(0.95)	8.40
Difference versus S&P 500® Index Net of Fees		(1.48)	0.27	0.64	2.09	1.12
Broad Large Cap Growth Composite Gross	11/00	34.18	(4.52)	0.39	--	(1.02)
Broad Large Cap Growth Composite Net		33.49	(5.00)	(0.11)	--	(1.53)
Russell 1000® Growth Index		37.21	(1.89)	1.64	--	(3.68)
Difference versus Russell 1000® Growth Index Net of Fees		(3.72)	(3.11)	(1.75)	--	2.15
Broad Enhanced Plus Composite Gross	4/01	25.55	(5.57)	0.81	--	3.35
Broad Enhanced Plus Composite Net		25.17	(5.84)	0.54	--	3.01
Russell 1000® Index		28.43	(5.36)	0.79	--	1.92
Difference versus Russell 1000® Index Net of Fees		(3.26)	(0.48)	(0.25)	--	1.09
Enhanced Index Composite Gross	4/98	25.76	(4.69)	1.26	0.44	3.16
Enhanced Index Composite Net		25.35	(4.99)	0.95	0.11	2.82
S&P 500® Index		26.46	(5.63)	0.42	(0.95)	1.86
Difference versus S&P 500® Index Net of Fees		(1.11)	0.64	0.53	1.06	0.96
Large Cap Core Composite Gross	8/01	24.11	(5.21)	1.42	--	3.28
Large Cap Core Composite Net		23.48	(5.65)	0.95	--	2.81
S&P 500® Index		26.46	(5.63)	0.42	--	0.95
Difference versus S&P 500® Index Net of Fees		(2.98)	(0.02)	0.53	--	1.86
Large Cap Value Composite Gross	7/93	19.06	(8.10)	0.60	4.33	9.40
Large Cap Value Composite Net		18.60	(8.46)	0.20	3.93	8.97
S&P 500® / Citigroup Value Index		21.18	(9.10)	(0.71)	0.87	7.33
Difference versus S&P 500® / Citigroup Value Index Net of Fees		(2.58)	0.64	0.91	3.06	1.64

Note:
(1)   Returns for periods greater than 1-year are annualized. See notes to performance on p. 31.

INTECH standardized performance (cont'd) [1]

Composite and Respective Index	Inception Date	Annualized Returns (%) for Periods Ended 12/31/09				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Broad Large Cap Value Composite Gross	8/04	18.65	(7.36)	0.63	--	3.21
Broad Large Cap Value Composite Net		18.19	(7.70)	0.25	--	2.83
Russell 1000® Value Index		19.69	(8.96)	(0.26)	--	2.15
Difference versus Russell 1000® Value Index Net of Fees		(1.50)	1.26	0.51	--	0.68
Global Core Composite Gross	1/05	24.28	(3.95)	4.22	--	4.22
Global Core Composite Net		23.60	(4.47)	3.65	--	3.65
MSCI World® Index		30.79	(5.09)	2.56	--	2.56
Difference versus MSCI World® Index Net of Fees		(7.19)	0.62	1.09	--	1.09
International Equity Gross	11/06	27.24	(3.93)	--	--	(0.92)
International Equity Net		26.70	(4.34)	--	--	(1.34)
MSCI EAFE® Index		32.46	(5.57)	--	--	(3.45)
Difference versus MSCI EAFE® Index Net of Fees		(5.76)	1.23	--	--	2.11
Long/Short Market Neutral Gross	12/06	(4.57)	2.92	--	--	2.75
Long/Short Market Neutral Net		(5.43)	2.00	--	--	1.83
LIBOR 3-Month Rate		0.65	2.88	--	--	2.94
Difference versus LIBOR 3-Month Rate Net of Fees		(6.08)	(0.88)	--	--	(1.11)
Broad Large Cap Core (130/30) Gross	1/07	22.13	(8.17)	--	--	(8.17)
Broad Large Cap Core (130/30) Net		21.04	(8.99)	--	--	(8.99)
Russell 1000® Index		28.43	(5.36)	--	--	(5.36)
Difference versus Russell 1000® Index Net of Fees		(7.39)	(3.63)	--	--	(3.63)

Note:
(1)   Returns for periods greater than 1-year are annualized. See notes to performance on p. 31.

Latest INTECH standardized performance (cont'd)

Past performance cannot guarantee future results. Your principal may be at risk during certain market periods. Performance results reflect the reinvestment of dividends and other earnings. Portfolio performance results shown are time-weighted rates of return using daily valuation and include the effect of transaction costs (commissions, exchange fees, etc.). The composites include all actual fee paying accounts managed on a fully discretionary basis according to the investment strategy from inception date, including those no longer under management. Accounts meeting such criteria enter the composite upon the full first month under management.

The net performance results do not reflect the deduction of investment advisory fees actually charged to the accounts in the composite. However, the net performance results do reflect the deduction of model investment advisory fees. For example, through 12/31/2004, net returns were derived using the maximum fixed fee in effect for each strategy. As of 1/1/2005, net returns were calculated by applying the standard fee schedule in effect for the respective period to each account in the composite on a monthly basis. Actual advisory fees may vary among clients invested in this strategy. Actual advisory fees paid may be higher or lower than model advisory fees.

The S&P 500®/Citigroup Growth Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Growth Index (the "Barra Index"). During the period from 1/1/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Growth Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Growth index above is representative of this change.

The S&P 500®/Citigroup Value Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Value Index (the "Barra Index"). During the period from 1/1/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Value Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Value Composite above is representative of this change.

MSCI Developed World® Index is a free float-adjusted, market capitalization-weighted index that is designed to measure global developed market equity performance.

LIBOR (London Interbank Offered Rate) is a short-term interest rate that banks charge one another and that is generally representative of the most competitive and current cash rates available.

Safe harbor statement

This presentation includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2008 and the company's Quarterly Report on Form 10-Q for the period ended September 30, 2009, on file with the Securities and Exchange Commission (Commission file no. 001-15253), including those that appear under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Many of these factors are beyond the control of the company and its management. Any forward-looking statements contained in this presentation are as of the date on which such statements were made. The company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results expressed or implied therein will not be realized.

Other important disclosures

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), and Perkins Investment Management, LLC (Perkins).

INTECH is a subsidiary of Janus Capital Group Inc.

Indexes are not available for direct investment; therefore their performance does not reflect the expenses associated with the active management of an actual portfolio.

The Russell 1000® Index measures the performance of the 1,000 largest companies in the Russell 3000 Index.

The Russell 1000® Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The S&P 500® Index is a commonly recognized, market capitalization weighted index of 500 widely held equity securities, designed to measure broad U.S. equity performance.

The MSCI World℠ Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in North America, Europe and the Asia/Pacific Region.

The MSCI EAFE® Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in Europe, Australasia and the Far East.

The MSCI EAFE® Growth Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as growth securities.

The MSCI EAFE® Value Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as value securities.

Lipper, a wholly-owned subsidiary of Thomson Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives.

Funds distributed by Janus Distributors LLC (1/10)